oerlikon

07026017

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date August 10, 2007
Contact Benjamin Karrer

Inaxia Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

Corporate Communications

Enclosure

- **Disclosure of shareholdings in accordance with stock market rules**

Dw 8/16

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, August 10, 2007 – In compliance with the federal law on stock exchanges and stock brokerage (Bundesgesetz über die Börsen und den Effektenhandel), Bank Julius Bär & Co AG, Bahnhofstrasse 23, 8010 Zürich, Switzerland, notified on August 10, 2007 of the following holding of voting rights of OC Oerlikon Corporation AG, Pfäffikon as of August 7, 2007:

	Amount shares/rights	Amount voting Rights	Percentage voting rights
Registered shares	125'023	125'023	0.884%
Derivatives with actual delivery[1]		**Voting rights conferred**	
Call Options	340'827	340'827	2.410%
Put Options	257'360	257'360	1.820%
Derivatives without actual delivery[2]		**Voting rights which would be conferred**[3]	
Call Options	8'000	8'000	0.057%
Total			**5.171%**

Remarks:

[1] Conversion, share acquisition, and share rights, which provide for or allow delivery

[2] Conversion, share acquisition, and share rights, which do not allow actual delivery

[3] Voting rights which would be conferred in case of actual delivery

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 95 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

END